Exhibit 14

CODE OF CONDUCT

FOR EMPLOYEES AND OFFICERS

MESSAGE FROM TERENCE EDWARDS

The cornerstone of PHH’s success has been the entrepreneurial spirit, energy and commitment of our employees. We meet business goals without compromising our core values and encourage free and open communication. PHH has established a new Code of Conduct to reflect and perpetuate these values.

How we carry ourselves and treat others affects how consumers, business partners and investors ultimately view PHH. Accordingly, the Company is committed to promoting an ethical environment based on these fundamental principles of conduct:

Treat everyone – employees, customers and business partners – with dignity, integrity and respect;

•	Behave honestly and fairly;
•	Strive for mutual respect and trust in relationships;
•	Use good judgment and high ethical standards in all business dealings;
•	Abide by applicable laws, rules and regulations;
•	Ensure a safe and healthy work environment; and
•	Address any actual or potential violation of the Code of Conduct.

We are all personally responsible for adhering to these core values in our daily routines. Therefore, I ask that you observe the Code of Conduct. While it is impossible to anticipate every situation that could arise, the Code of Conduct should provide a clear understanding of what is expected of each of us as members of the PHH family. In complying with these standards, the following questions should guide us in making the right decisions:

•	Would we be comfortable telling our family, friends or co-workers about our behavior?
•	Would we want to see the behavior reported on the front page of the Wall Street Journal, the Financial Times or any other publication?
•	Could a person’s life, health or safety be endangered by any of our actions?
•	Do we believe that what we are doing is illegal or unethical?

I appreciate your continuing commitment and dedication in protecting the Company’s outstanding reputation and in ensuring that PHH remains an integrity-first organization.

Sincerely,

Terence W. Edwards
President and Chief Executive Officer

INTRODUCTION

The Code of Conduct (“Code”) is the foundation of PHH’s Corporate Compliance Program (“Program”), which will assist employees of PHH in conducting their daily activities ethically and legally. The Code, together with your local business unit policies and procedures, and other business policies that may be distributed from time to time, describes the behavior expected of all employees and agents doing business on behalf of PHH. In many instances, the Code goes beyond legal requirements. The Code applies to all employees of PHH and its subsidiaries, regardless of when such person was hired or became associated with PHH. The Code supersedes any and all previous codes of conduct and similar documents of PHH or its subsidiaries governing employee conduct. While certain subsidiaries of PHH may issue other information or guidance about the standards of conduct expressed in the Code, to the extent that any such information or guidance is inconsistent with the Code of Conduct, the Code shall take precedence. The Code is not intended to cover every situation that might arise, but is intended to help employees make the right decision or ask the right questions. Each new and current PHH employee is required to certify that she or he has read, understood and will comply with the Code of Conduct.

COMPLIANCE WITH THE CODE

It is the responsibility of all employees to know, understand, and comply with the Code. Subject to applicable laws and regulations, failure to do so may result in disciplinary action including, but not limited to, retraining, reprimands, suspension, termination, and, in certain instances, referral to appropriate authorities.

If you observe or become aware of an actual or potential violation of any law, regulation or the Code, whether committed by PHH employees or by a contractor or others associated with PHH, you should report the circumstances in an appropriate manner and cooperate with any investigation that might ensue. The Program is designed to foster a positive work environment and give employees the means to report in good faith any potential violation of law or business ethics.

For assistance with compliance and business ethics matters and to report actual or potential infractions, or if you are in doubt as to the proper course of action, you should contact your supervisor. If a manager is unable to resolve the issue or if you are uncomfortable discussing the issue with your supervisor, each Business Unit and PHH will have compliance officers available to assist you. You also may seek assistance from your Human Resources Department, Legal Department or the “Integrity Hotline,” a service established to enable employees to make confidential, anonymous reports of possible violations of the Code of Conduct. While the Integrity Hotline does not replace the existing reporting channels, it may be used to report matters you believe are not being resolved through existing channels as outlined above. The Integrity Hotline toll-free number is: 1-888-732-1413, callers inside the U.S. or Canada can dial direct, all others must first dial the appropriate International access code. The Integrity Hotline is available to receive calls and process reports 24 hours a day, seven days a week.

You may place calls to the Integrity Hotline to report actual or potential violations of the Code (including complaints regarding accounting, auditing and financial reporting matters), or to ask questions or obtain advice to clarify compliance- or ethical-related issues. Every effort will be made to keep the identity of anyone reporting an actual or potential violation confidential to the extent permitted by law, unless doing so will prevent PHH from fully and effectively investigating suspected misconduct. In order to assist the investigation of any report made, PHH encourages those reporting to identify themselves; however, PHH will accept and investigate anonymous reports. Anonymous callers will be assigned a personal identification number for follow-up. This affords the caller an opportunity to report additional information and/or receive appropriate information on the status of the disposition of his or her report. The Integrity Hotline will not record calls or use call identifiers. There will be no reprisals or adverse employment action against employees for good faith reporting of compliance or ethical concerns in accordance with the Code of Conduct. The Code is a statement of policies for individual and business conduct and does not, in any way, constitute an employment contract or an assurance of continued employment. The Code is, however, binding on all employees of PHH to the extent permitted by law. Subject to applicable law, a violation of the Code may be grounds for the Company to start disciplinary action, which could lead to termination and result in civil and criminal liability.

FOR ADDITIONAL INFORMATION

More specific information and guidance can be found in various sources including policies, procedures and guidelines that you may obtain from your manager, your Business Unit Human Resources Department or your Business Unit Legal Department.

WORKPLACE

Nondiscriminatory Environment

Equal Employment Opportunity
Harassment-Free Workplace

Equal Employment Opportunity.

PHH fosters a work environment in which all individuals are treated with respect and dignity. We are an equal opportunity employer and do not discriminate either directly or indirectly against employees or potential employees on the basis of race, color, religion, sex, sexual preference/orientation, citizenship, marital status, veteran status, national origin, age or disability, or against any other group protected by applicable law or regulation. PHH will make reasonable accommodations for its eligible disabled employees in compliance with applicable laws and regulations. PHH is committed to actions and policies to assure fair employment, including equal treatment in hiring, promotion, training, compensation, termination and disciplinary action, and will not tolerate such discrimination either directly or indirectly by its employees or agents.

Harassment-Free Workplace.

PHH will not tolerate unlawful harassment of its employees, customers or vendors in any form. Sexual harassment is illegal in the United States and other countries and all employees are prohibited from engaging in any form of sexually harassing behavior. Sexual harassment includes, but is not limited to, unwelcome sexual conduct, either visual, verbal or physical, and may include, but is not limited to: unwanted sexual advances, unwanted touching and suggestive touching of self or others, language of a sexual nature, telling sexual jokes, innuendoes, suggestions, suggestive looks and displaying sexually suggestive visual materials. For a more detailed explanation of the Sexual Harassment Policy, please consult your Business Unit Human Resources Department or Legal Department.

Employee Professionalism

Substance Abuse
Workplace Violence
Favoritism

Substance Abuse.

PHH is committed to maintaining a safe and healthy work environment free of substance abuse. Employees are expected to perform their responsibilities in a professional manner and to be free from the adverse effects of illegal drugs, alcohol or other substances that may hinder job performance or judgment. Employees are prohibited from the illegal use, sale, dispensing, distribution, purchase, possession or manufacture of illegal drugs or other controlled substances, while on Company property or Company-sponsored business. In the United States, PHH makes services available through an Employee Assistance Program (EAP) at 1-800-881-9524 to help employees deal with drug or alcohol abuse problems. Outside the United States, employees should consult with their Business Unit’s Human Resources Department. Consistent with applicable law, the Company may require an employee suspected of unlawful drug use or being under the influence of alcohol while at work to submit to a screening test or undergo mandatory rehabilitation. Similarly, to the extent permitted by local law, any conviction for a drug-related offense could result in termination of employment.

Workplace Violence.

The workplace must be free of violent and abusive behavior. Threatening, aggressive or abusive behavior toward fellow employees or others in the workplace will not be tolerated. Employees may not carry weapons or explosives into PHH facilities or on business unit property.

Favoritism.

PHH is committed to fostering a professional work environment in which managers treat employees in a fair and impartial manner. PHH is also committed to avoiding perceptions of favoritism, claims of lack of objectivity toward subordinate job performance, and complaints of sexual harassment or even the appearance of impropriety. Accordingly, managers (i.e., all employees who directly or indirectly supervise or direct another employee on a full- or part-time basis) may not favor any employee in promotions, compensation, assignments and the like on the basis of any personal friendship or financial or social relationship with the employee.

Examples of relationships that may lead to favoritism or a perception of favoritism are:

•	Relatives who work as supervisors or subordinates to one another, either directly or indirectly, or work in the same department or function.
•	Employees in the same department or function who are dating one another, or who are otherwise engaged in a close personal relationship.

ENVIRONMENT, HEALTH & SAFETY

Environment.

PHH is committed to sound environmental management. It is the intent of PHH to conduct itself in partnership with the environment and community at large as a responsible and caring corporate citizen. PHH strives to comply with all applicable environmental laws and regulations. PHH is committed to preventing or mitigating adverse environmental impact in all its business activities.

Health and Safety.

PHH is committed to providing its employees with a healthy and safe workplace in compliance with applicable laws. Employees must be aware of safety issues and policies that affect their job. Employees must immediately advise the Company, their managers, or the persons responsible for health and safety, of any workplace injury or any circumstance presenting a dangerous situation, so that a timely investigation may be conducted and corrective action taken to resolve the issue. Upon learning of any circumstance that might affect the health and safety in the workplace, managers must act immediately to address the situation.

THIRD-PARTY RELATIONSHIPS

Conflicts of Interest
Corporate Opportunities

Gifts and Entertainment
Public Relations
Regulatory or Legal Inquiries
Government Relations
Marketing, Advertising and Promotions

Conflicts of Interest.

All employees occupy a position of trust with the Company and, as a result, have a duty of loyalty to the Company both during and after the employment relationship. Employees are required to avoid any relationship or activity that might create or give the appearance of a conflict between their personal interests and the interests of PHH or its subsidiaries. PHH selects its suppliers, vendors and contractors in a non-discriminatory manner and based on appropriate quality, cost, service and ability to supply a range of goods and services. A decision to hire a supplier, vendor or contractor must never be based on personal interests or interests of family members, but must be in the best interests of PHH and its shareholders.

Employees must disclose any relationship that appears to create a conflict of interest to their manager, Business Unit Compliance Officer or PHH’s Corporate Compliance Officer. They must also obtain written pre-approval before proceeding with any transaction, conduct or investment that creates or appears to create a conflict of interest, such as: (1) engaging in personal business transactions that arise from or are based upon an employee’s position of authority, (2) owning a financial interest (other than less than one percent of the capital stock of a public company) in a business that does business or competes with PHH, and (3) participating in an opportunity discovered from information provided by a competitor, customer or supplier.

Executive officers of PHH must disclose actual or potential conflicts of interest to the Audit Committee of the Board of Directors and obtain from such person or committee written pre-approval before engaging in any such transaction or conduct or making any such investment.

In addition, an employee of the Company must seek prior approval from PHH’s Corporate Compliance Officer or the employee’s Business Unit Compliance Officer before accepting an invitation to serve as a director or trustee of any other business. If such service existed at the time of hire or upon acquisition of a new company, the employee must promptly disclose the existence of such service and obtain approval to continue providing such service before doing so. Service as a director of a for-profit entity (other than PHH and its subsidiaries) is strongly discouraged.

Here are additional examples of potential conflicts of interest that may require disclosure:

•	Employee or immediate family member of employee acting as a director, partner, consultant or employee of a firm that provides goods or services to PHH or is a competitor of PHH or one of its subsidiaries.
•	Holding a second job that interferes with employment duties at PHH.
•	Ownership by employees or members of their immediate family of a material financial interest, known to the employee, in a firm which is either a competitor of or vendor to PHH or one of its subsidiaries.
•	Using PHH’s confidential information in any manner that violates the Company’s confidentiality policy (please see page 10).

Corporate Opportunities.

Employees of PHH owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises. If you learn of a business or investment opportunity through the use of corporate property or information or your position at PHH, such as from a competitor or actual or potential customer, supplier or business associate of the Company, you may not participate in the business or make the investment without the prior written approval of your Business Unit Compliance Officer or PHH’s Corporate Compliance Officer. Executive officers must obtain the prior written approval of PHH’s Corporate Compliance Officer or Audit Committee of the Board of Directors. Such an opportunity should be considered an investment opportunity for PHH in the first instance, subject to other conflict-of-interest safeguards as outlined in this document.

Gifts and Entertainment.

Employees or the immediate family of employees shall not use their position with PHH to solicit any cash, gifts or free services from any PHH customer, vendor or contractor for personal benefit. Gifts or entertainment from others should not be accepted if they could be reasonably considered to improperly or materially influence PHH’s business relationship with or create an obligation to a customer, vendor or contractor.

The following examples are guidelines regarding gifts and entertainment:

•	Nominal gifts and entertainment, such as logo items, pens, calendars, caps, shirts and mugs are acceptable.
•	Reasonable invitation to business-related meetings, conventions, conferences or product-training seminars may be accepted.
•	Invitations to social or cultural events may be accepted if the cost is reasonable and your attendance serves a customary business purpose such as networking.
•	Invitations to sporting activities or ticketed events that are usual and customary in the conduct of business and promote good working relationships with customers and suppliers may be accepted.

Special rules may apply to employees involved in seeking business with, or providing services to, government entities. Contact your Business Unit Compliance Officer or PHH’s Corporate Compliance Officer for specific information and guidance on these rules.

Public Relations.

PHH’s Communications Department is responsible for all public relations, including all contact with the media. Unless specifically authorized to represent PHH to the media, employees may not respond to inquiries or requests for information. This includes newspapers, magazines, trade publications, radio, television and websites, as well as any other external source seeking information about PHH. If the media contacts you about any topic, refer the call to PHH’s Communications Department or your Business Unit Communications Department. Employees must be careful not to disclose confidential, personnel or business information through public or casual discussions, to the media or others.

Regulatory or Legal Inquiries.

Inquiries from federal, state and local governmental officials and entities related to PHH and its business affairs (or from comparable governmental officials or entities outside the United States)

should be referred to PHH’s Corporate Legal Department or your Business Unit Legal Department unless you have been specifically authorized to respond to such inquiries. In the latter case, you should inform PHH’s Corporate Legal Department or your Business Unit Legal Department of any response given by you. Examples of government inquiries include requests for information, notice of an investigation, or service of a subpoena.

Government Relations.

Employees may, of course, participate in the political process as private citizens. It is important to separate personal political activity from PHH’s political activities in order to comply with the appropriate rules and regulations regarding lobbying or attempting to influence government officials. PHH will not reimburse employees for money or personal time contributed to political campaigns. In addition, employees may not work on behalf of a candidate’s campaign during working hours or at any time use PHH’s facilities or resources for that purpose.

PHH is prohibited from making contributions to candidates, officeholders and political parties at the U.S. federal level and under certain state and local laws in the United States of America. Laws governing contributions to state and local candidates (and comparable political figures outside the United States) vary from state to state and country to country, and are to be observed by all employees as applicable.

Consult with PHH’s General Counsel, PHH’s Corporate Compliance Officer or your Business Unit Compliance Officer if you have any questions on the conduct of political activity.

Marketing, Advertising and Promotions.

PHH markets its products and services in a fair, truthful and ethical manner. Marketing, telemarketing, point-of-purchase and advertising materials are designed to reflect available products and services. PHH uses marketing, telemarketing, point-of-purchase and advertising materials to educate the public, report to its constituents, increase awareness of its services, recruit employees, promote brand recognition and support marketing initiatives. Complex laws and regulations apply to these activities. When providing these marketing, telemarketing, point-of-purchase and advertising opportunities, PHH practices appropriate protection of customer data in order to safeguard consumer privacy. If you have any questions on marketing, advertising or promotions contact PHH’s Marketing Department, PHH’s Corporate Legal Department or your Business Unit Legal Department.

COMPETITOR RELATIONSHIPS

Competitor Relationships
Antitrust and Competition
Trade Shows and Trade Association Meetings
Fair Dealing

Antitrust and Competition.

PHH’s business activities are subject to antitrust and competition laws in most countries around the world. These laws are intended to promote fair competition and free enterprise by prohibiting activities that unreasonably restrain or inhibit competition, “bring about a monopoly” (in the

United States), artificially maintain pricing or otherwise illegally hamper or distort normal commerce.

These laws apply to such diverse activities as marketing, procurement, contracting, and mergers and acquisitions. These laws specifically prohibit or restrict agreements (including tacit and unspoken agreements):

•	To fix, coordinate or control prices.
•	To allocate or divide up customers, territories or markets.
•	To refrain from competing against other market participants wholly or in some limited fashion.

This list is not exhaustive.

The antitrust and competition laws also prohibit or restrict certain group boycotts and “tying” arrangements. Unlawful tying may occur when the purchase of one product or service requires the purchase of another, “tied” product or service.

These laws are complex, and their requirements are not always clear. In many jurisdictions, including the United States, violations can lead to severe penalties, damage awards equal to three times the actual damage sustained, and fines and jail sentences in criminal law proceedings.

If you have any questions about how the antitrust and competition laws apply to a particular situation, seek advice from PHH’s Corporate Legal Department or your Business Unit Legal Department before taking action.

Trade Shows and Trade Association Meetings.

The antitrust and competition laws are particularly relevant if you attend trade shows or trade association meetings while acting on behalf of PHH, because of the opportunity to interact with competitors or potential competitors. In order to avoid possible violations of such laws, you should not discuss pricing, including pricing strategies and costs; the allocation of customers, territories or markets; agreements not to compete or to compete only in a limited fashion; agreements to regulate or limit production; or agreements to participate in group boycotts.

Any effort with another company or companies to seek relief from courts, regulatory agencies or legislative bodies should be reviewed with PHH’s Corporate Legal Department or your Business Unit Legal Department, before taking action.

Fair Dealing.

Each employee should endeavor to deal fairly with PHH’s customers, suppliers, competitors and employees. None should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

INSIDER INFORMATION

Employees of PHH may, in the course of performing their duties, come into possession of “material non-public information” about PHH or its subsidiaries, or other companies with whom

PHH does business. “Material non-public information” is defined as any information that a reasonable investor would consider important in making a decision to buy or sell securities. In short, it includes any information that could be expected to affect the price of securities, either positively or negatively. Buying or selling securities based on such information is referred to as “insider trading” and can result in substantial fines and imprisonment.

It is illegal for a PHH employee to, directly or indirectly, buy or sell stocks (shares) or bonds based on insider information or to discuss such information with others who might buy or sell such securities, including shares or bonds.

For example, if in the course of your work and prior to a public announcement, you become aware of a change in dividends and earnings, an acquisition, or a major change in management that would materially affect PHH or one of its subsidiaries, you may be guilty of insider trading if you bought or sold securities of PHH based on this knowledge or passed this information to anyone who then bought or sold such securities. For a more detailed explanation of the Insider Trading Policy, please consult PHH’s Procedures and Guidelines Governing Securities Trades by Company Personnel or PHH’s Corporate Compliance Officer or PHH’s Corporate Legal Department.

BUSINESS RECORDS & INFORMATION

Business Records & Information
Confidential and Proprietary Information
Financial Reporting and Records
Business Records and Information Management

Confidential and Proprietary Information.

In the course of employment at PHH, employees may be exposed to information considered confidential by PHH, or may be involved in the design or development of new products, procedures or inventions related to the business of the Company. All such information, products and inventions, whether or not they are the subject of a copyright or patent, are the sole property of PHH. Employees shall not disclose confidential information to persons outside the Company, including family members, except for reasons strictly related to the performance of their authorized duties, and should share such information only with other employees who have a “need to know.”

Confidential information includes, but is not limited to:

•	Proposed or advance product plans;
•	Projected earnings, proposed dividends, important management or organizational changes, or information about mergers or acquisitions and any other information related to the foregoing;
•	Product or service design and development or training;
•	Computer software and systems developed by, or for, unique to, the Company’s business;
•	Client lists (including phone numbers, addresses and e-mail addresses) or client contact information;
•	Personal or financial information pertaining to any employee of PHH; and
•	Advertising or marketing plans, cost structures, pricing plans and strategies.

Employees are responsible and accountable for safeguarding Company documents and information to which they have direct or indirect access as a result of their employment with PHH. This duty includes the responsibility to protect sensitive or confidential Company documents from unwanted disclosure.

Financial Reporting and Records.

Each manager is responsible and accountable for maintaining an adequate system of internal controls over all areas of his or her responsibility. These controls should provide reasonable assurance that (1) (A) all transactions have been properly recorded, (B) each such transaction has been made with management authorization and in accordance with applicable laws and regulations, and (C) Company assets are adequately safeguarded; and (2) as a consequence, the financial records and other reports are accurately and fairly stated. Each employee within their area of responsibility is expected to adhere to these established controls and the following prohibitions:

•	No employee may willfully make false or misleading entries in the Company’s books and records for any reason.
•	No employee may willfully conceal Company information from authorized auditors or governmental regulatory agencies. Employees are required to disclose, on a timely basis, information required to evaluate the fairness of the Company’s financial presentation, the soundness of its financial condition and the propriety of its operation.
•	No employee may make a payment or transfer of Company funds or assets that is not authorized, properly recorded and clearly accounted for on the Company’s books. No employee may make or approve a payment or transfer Company funds or assets with the intention or understanding that any part of such payment or transfer is to be used except as specified in the supporting transactional documents.
•	No employee shall deliberately attempt to circumvent any Company processes or controls.

Business Records and Information Management.

PHH maintains its records in accordance with laws and regulations regarding the retention of business records. The business of PHH and its subsidiaries generates a broad range of information and communications. The information is created in many forms (such as email, Web page content, word processing files, systems files and databases) and communicated on various media (such as paper, digital, microfiche, audio, computer hard drives, CD-ROMs and diskettes), whether maintained or stored at work or off site. PHH requires all employees to comply with its Business Records and Information Management Policy, which prohibits the unauthorized destruction of or tampering with any records, whether paper or in electronic form, when the Company is required by law or government regulation to maintain the records or when it has reason to know of a pending or contemplated investigation or litigation relating to the records. If you have any questions concerning records retention or about how PHH’s Business Records and Information Management Policy applies to a particular situation, you should seek guidance from your Business Unit Compliance Officer, PHH’s Corporate Compliance Officer or PHH’s Corporate Legal Department.

PHH ASSETS

PHH Assets
Use of PHH Property
Destruction of Property and Theft
Bribes and Kickbacks
Money Laundering or Illicit Financing
Intellectual Property of PHH
Intellectual Property of Others
Information Technology and Communications Equipment

Use of PHH Property.

The use of PHH property for individual profit or any unlawful or unauthorized personal purpose is prohibited. PHH’s information, technology, intellectual property, buildings, land, equipment, machines, software and cash must be used for business purposes only, except as provided by Company policy or approved by your manager. Further, travel and entertainment expenses must be reasonable and substantiated by receipts as required by PHH’s Travel and Expense Reimbursement Guidelines, the text for which can be obtained from PHH’s or your Business Unit’s Finance Department.

Destruction of Property and Theft.

Employees shall not intentionally damage or destroy the property of PHH or others, or engage in theft.

Bribes and Kickbacks.

Employees must ensure that payments made by or on behalf of PHH are made only for legitimate business purposes. Under no circumstances is it acceptable to offer, give, solicit or receive any form of bribe or kickback. PHH employees must not give or offer anything of value that would be beyond usual or customary practices or would violate laws on giving to foreign and U.S. government officials. This policy applies to all PHH transactions within and outside of the United States. Due to the complex laws in this area, you should consult PHH’s Corporate Legal Department or your Business Unit’s Legal Department should you have any questions.

Money Laundering or Illicit Financing.

Employees must actively guard against the use of PHH products and services by third parties for the purposes of money laundering or illicit financing activity, including terrorist activity. Money laundering is the process by which the proceeds of criminal activity are moved through the financial system in order to hide all traces of their criminal origin. Money laundering is an essential part of much criminal activity and has become the focus of considerable attention by governments, international organizations and law enforcement agencies throughout the world. By contrast, illicit financing activity, including activity by or for terrorist groups, focuses on the destination and use of funds that may come from legitimate or criminal sources, or a combination of the two.

PHH is committed to cooperate fully with law enforcement and regulatory investigations concerning possible money laundering or illicit financing activity. You must immediately contact PHH’s Corporate Legal Department or your Business Unit’s Legal Department if you are approached in any manner by government agencies for records and information on customers, agents, or business partners that may be under investigation. Strict rules specify time frames for complying with such government inquiries or requests and for reporting certain activities that may bear upon money laundering or terrorist activity. Therefore, your immediate action is vital in both reporting requests and being responsive when given instructions by PHH’s Legal Department or your Business Unit’s Legal Department.

Intellectual Property of PHH.

PHH is committed to protecting its brands. This means that all employees must safeguard the intellectual property of PHH, such as trademarks, service marks, patents, copyrights, and trade secrets. Such property is the very foundation of PHH.

Intellectual Property of Others.

Employees may not reproduce, distribute or alter copyrighted materials without permission of the copyright owner or its authorized agents. Software used in connection with PHH’s business must be properly licensed and used only in accordance with that license. Using unlicensed software could constitute copyright infringement. The unauthorized reproduction, distribution or use of copyrighted materials, including software, can result in severe civil and criminal penalties and is strictly prohibited.

Information Technology and Communications Equipment.

PHH’s information technology systems, including computers, email, Internet access lines, telephones and voice mail are the property of PHH and are to be used primarily for business purposes. These business systems and the data that reside on them are the property of PHH. Users, therefore, should not have any expectations of personal privacy with respect to their use of PHH business systems or the data resident on them. PHH information technology systems may be used for minor or incidental personal situations provided that such use is kept at a minimum.

Employees may not use, whether inadvertently or intentionally, PHH’s information technology systems to:

•	Allow others to gain access to the Company’s information technology systems through the use of your password or other security codes;
•	Access files, data, or systems to which express authorization from the owner, whether PHH or another company, has not been obtained;
•	Remove, install or modify any PHH-installed software or programs without authorization;
•	Send copyrighted documents not authorized for reproduction;
•	Attempt to circumvent or subvert system or network security measures;
•	View network traffic for any reason (unless required by your position);
•	Send or promote the distribution of unsolicited and unnecessary “junk mail” (e.g., chain letters, advertisements or other communications that represent a waste of time or computer resources for PHH or others);
•	Access the Internet for inappropriate use such as pornography or personal entertainment;
•	Send harassing, threatening or obscene messages; and
•	Engage in any non-PHH-related commercial venture.

It is extremely important that you take all necessary measures to secure your computer and any of your computer or voicemail passwords. If you have any reason to believe that your password or the security of a Company computer or communication resource has in any manner been compromised, you must change your password immediately and report the incident to PHH’s Corporate Information Technology Department, your Business Unit’s Compliance Officer or PHH’s Corporate Compliance Officer.

PHH may monitor the use of its information technology and communication systems to the extent permitted by law.

Integrity Hotline
1-888-732-1413
Callers inside the U.S. or Canada can dial direct. All others must first dial the appropriate
International access code.

© 2005 PHH Corporation. All Rights Reserved.